UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, July 12, 2021— On July 12, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 2021 annual shareholders’ meeting (the “2021 AGM”), at which the following matters were resolved, and public announcements were made in Taiwan regarding such resolutions:

(1)	Approval of fiscal year 2020 earnings distribution plan;

(2)	Approval of amendments to the Company’s Articles of Incorporation;

(3)	Ratification of the Company’s fiscal year 2020 business report and consolidated and non-consolidated financial statements;

(4)	Election of nine directors (including 5 independent directors) of the 10th Board of Directors;

(5)	Approval of amendments to Rules of Procedure for Shareholders’ Meeting;

(6)	Approval of amendments to Rules for Election of Directors and Independent Directors; and

(7)	Approval of releasing the 10th Board of Directors from the restriction of engaging in competitive activities in accordance with Article 209 of the Company Act.

For each of the matters (1) to (7), the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2021 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) as filed with the U.S. Securities and Exchange Commission on April 29, 2021.

On matter (4), the 2021 AGM resolved to elect nine directors to the 10th Board of Directors (including independent directors) due to expired tenure. The original term was from June 10, 2019 to June 9, 2022 and the effective date of the new appointment is July 12, 2021. The elected directors are as follows:

Directors:

(i)	Shih-Jye Cheng: Chairman / President of the Company;

(ii)	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd. ): Director / Senior Vice President of Siliconware Precision Industries Co., Ltd.;

(iii)	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.): Vice President of Siliconware Precision Industries Co., Ltd.; and

(iv)	Silvia Su: Vice President of the Company.

Independent Directors:

(v)	Chin-Shyh Ou: Chair Professor of Department of Accounting and Information Systems at Asia University;

(vi)	Kuei-Ann Wen: Professor of Department of Electronic Engineering at National Yang Ming Chiao Tung University;

(vii)	Hui-Fen Chan: Independent Director of FORMOSA I WIND POWER CO., LTD.;

(viii)	Yeong-Her Wang: Professor of Department of Electrical Engineering & Institute of Microelectronics at National Cheng Kung University; and

(ix)	Hong-Tzer Yang: Professor of Department of Electrical Engineering at National Cheng Kung University.

The above five independent directors are members of the 6th Audit Committee automatically under Article 4 of the Regulations Governing the Exercise of Powers by Audit Committee of Public Companies of Taiwan, which requires that the audit committee be composed of the entire number of independent directors.

The number of shares held by the elected directors are as followed:

Directors:

(i)	Shih-Jye Cheng: 6,150,161 shares;

(ii)	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.): 78,910,390 shares;

(iii)	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.): 78,910,390 shares; and

(iv)	Silvia Su: 340,101 shares.

Independent Directors:

(v)	Chin-Shyh Ou: 0 shares;

(vi)	Kuei-Ann Wen: 0 shares;

(vii)	Hui-Fen Chan: 0 shares;

(viii)	Yeong-Her Wang: 0 shares; and

(ix)	Hong-Tzer Yang: 0 shares.

On matter (7), under Article 209 of the Company Act, a director who engages in business on behalf of another person that is within the scope of the Company’s business shall explain at the shareholders’ meeting the essential contents of such act and obtain the approval at the shareholders’ meeting. The 2021 AGM resolved that the non-compete restriction on four directors and five independent directors, be released in accordance with Article 209 of the Company Act. This was approved by a majority of the voting shares at the shareholders’ meeting attended by shareholders representing at least two-thirds of the voting shares of the Company. The items of competitive conduct in which the director is permitted to engage are as follows:

(i)	Director Shih-Jye Cheng:

•	Director of ChipMOS U.S.A., Inc.

•	Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)

•	Representative / Director of Hao Hsiang Investment Co., Ltd.

•	Representative / Director of Chin Hsiang Investment Co., Ltd.

•	Representative / Director of Hao Yen Investment Co., Ltd.

(ii)	Director Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.):

•	Director / Senior Vice President of Siliconware Precision Industries Co., Ltd.

•	Director of Yann Yuan Investment Co., Ltd

(iii)	Director Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.):

•	Vice President of Siliconware Precision Industries Co., Ltd.

•	Director of Siliconware Technology (SuZhou) Ltd. (“Siliconware SuZhou”)

(iv)	Director Silvia Su:

•	Director of ChipMOS U.S.A., Inc.

•	Supervisor of Unimos Shanghai

•	Director of ChipMOS TECHNOLOGIES (BVI) LTD.

•	Representative / Director of Tsai Fu Investment Co., Ltd.

•	Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)

(v)	Independent Director Chin-Shyh Ou:

•	Independent Director / Audit Committee Member / Compensation Committee Member of Tsang Yow Industrial Co., Ltd.

•	Independent Director / Audit Committee Member / Compensation Committee Member of Yong Chang International Co., Ltd. (Cayman)

(vi)	Independent Director Kuei-Ann Wen:

•	Independent Director / Audit Committee Member / Compensation Committee Member of Xintec Inc.

(vii)	Independent Director Hui-Fen Chan

•	Independent Director of FORMOSA I WIND POWER CO., LTD.

•	Legal counsel on project basis of National Center for High Performance Computing at National Applied Research Laboratories

•	Director of Kino Co., Ltd.

•	Independent Director / Compensation Committee Chairman / Audit Committee Member of STARK Technology Inc.

•	Independent Director / Compensation Committee Member / Audit Committee Member of ITEQ Corporation

(viii)	Independent Director Yeong-Her Wang

•	Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp.

•	Director of TSMC-NCKU Joint R&D Center

•	Chairman of Tainan National Cheng Kung University Alumni Cultural and Educational Foundation

(ix)	Independent Director Hong-Tzer Yang

•	Director of Taiwan Electric Research & Testing Center

The Company also announced the competing activities carried out by the director in Mainland China area, as required by public announcement regulations in Taiwan:

(i)	Company name of the mainland China area enterprise and the director’s position in the enterprise:

•	Director Shih-Jye Cheng: Vice Chairman of Unimos Shanghai;

•	Director Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.): Director of Siliconware SuZhou; and

•	Director Silvia Su: Supervisor of Unimos Shanghai and ChipMOS Shanghai.

(ii)	Address of the mainland China area enterprise:

•	Unimos Shanghai: No. 9688 Songze Ave., Qingpu Industrial Zone, Shanghai, China;

•	Siliconware SuZhou: No. 288, Feng Li Street, SuZhou Industrial Park, SuZhou City, China; and

•	ChipMOS Shanghai: Room 309-C, 6 Building, 990 Shenchang Road, Minhang District, Shanghai, China.

(iii)	Operations of the mainland China area enterprise:

•

Unimos Shanghai: Assembly and testing, and processing services for semiconductors devices (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services and sales of the self-produced products;

•	Siliconware SuZhou: Assembly and testing services; and

•	ChipMOS Shanghai: Marketing of semiconductors and electronic related products.

(iv)	If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio:

•	Director Shih-Jye Cheng: CNY 22,188 thousand; shareholding ratio 1.12%;

•	Director Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.): US$189,577 thousand; shareholding ratio 100%; and

•	Director Silvia Su: None.